

May 11, 2015

BY E-mail

James Rodolakis
Vice President and Senior Counsel
MassMutual Financial Group
1295 State Street
Springfield, MA 01111

> Re: Massachusetts Mutual Variable Annuity Separate Account 4
> Initial Registration Statement on Form N-4
> File Nos. 333-203063; 811-08619

Dear Mr. Rodolakis:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on March 27, 2015. The registration statement received a full review. Based on our review, we have the following comments:[1]

General Comments

1. Missing Information: Please confirm supplementally that all missing and/or bracketed information, including financial statements, exhibits and other required information, will be included in one or more pre-effective amendments to the registration statement.

2. EDGAR Series and Class IDs: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Guarantees and Supports: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether the company will be solely responsible for any benefits or features associated with the contract.

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[1] Capitalized terms have the same meaning as in the registration statement. Page numbers refer to the clean courtesy copy of the registration statement provided to the staff, unless otherwise indicated.

4. <u>Definitions</u>:

    a. **Additional Terms**: Please consider including the following terms in the Definitions Section: Contract, Contract Value Death Benefit, Joint Owner, Non-Qualified Contract, Return of Purchase Payment Death Benefit and Qualified Contract.

    b. **Good Order, Required Minimum Distribution and Written Notice**: Please provide a more specific definition of "Good Order" and "Written Notice". In this regard, please also consider replacing generic disclosure such as "satisfies all the requirements we deem necessary" with "Good Order," as appropriate. Additionally, please consider explaining "Required Minimum Distribution" in plain English.

    c. **Code References**: Please avoid citations to specific provisions of the Internal Revenue Code or include in each case a brief explanation of their relationship to the disclosure. For example, please consider explaining how the distribution rules of Code section 72(s) relate to the bullets on page 19.

5. <u>Reservations of Rights</u>: Please review the prospectus and in each case where the Registrant reserves the right to change, cancel or modify a benefit or contract term, please ensure that information concerning the circumstances under which the change would be made, who may approve it and the time period and form of notice to Owners is disclosed. For example: (i) in the first sentence on page 23, with respect to terminations, suspensions or modifications of transfer privileges and programs, where appropriate; and (ii) on page 26, with respect to the ability to charge for participation in the Systematic Withdrawal Program. *See* Item 7(c) of Form N-4.

Prospectus

6. <u>Overview</u>:

    a. Please supplementally confirm that after the 5th Contract Year, the reduction in the Mortality and Expense Risk charges (M & E Charges) for the C-share class and the lower M & E Charges for the B-share class will also apply to subsequent Purchase Payments.

    b. **What are the Share classes?**: On page 6, in the last paragraph of the section, please: (i) revise the disclosure to explain in plain English why the B-share class offers less liquidity than the C-share class; and (ii) disclose the effect, if any, of free withdrawals in your discussion of the appropriateness of each share class.

    c. **Can I return my Contract for a refund?**: On page 7, please clarify that the right to cancel period will always be at least 10 days from the date the Owner receives the Contract. Please make a conforming change on page 22 in the paragraph under the caption "Right to Cancel Your Contract."

7. <u>Systematic Withdrawal Program Fee/Fee Table</u> (p. 8): The prospectus describes a potential charge for participation in the Systematic Withdrawal Program on page 26.

If you intend to impose that charge, please include the maximum charge in the fee table. Please also explain supplementally why you believe the charge for the program is not an impermissible restraint on the ability to redeem the Contract.

8. <u>Maximum Transfer Fee/Fee Table</u> (p.8): Please disclose the dollar amount of the Maximum Transfer Fee (*i.e.,* $20.00) before the explanatory information.

9. <u>Periodic Fees and Charges Table</u> (p. 8): In footnote 2, please delete all the text after the first sentence as it does not specifically relate to the Mortality and Expense Risk Charge line item. Please make a conforming change in footnote 1 to the Mortality and Expense Risk Charge Table on page 27.

10. <u>Examples</u>: (i) Please confirm that the most expensive combination of Contract features is reflected first in the Expense Example; and (ii) Please also supplementally explain why the B- share class CDSC was not used in the calculation of costs reflected in the Examples for the share classes. *See* Instruction 21(g) to Item 3 of Form N-4. If appropriate, please recalculate and revise the Examples.

11. <u>The Company</u>: On page 12, in the second paragraph under the referenced caption, please delete "and the SEC staff has not reviewed the disclosures in this prospectus that relate to the General Account" in sentence four.

12. <u>The Funds</u> (pp.14-17): Certain identical funds included in the registration statement for the Transitions Select II Contract included footnote disclosure referencing certain hedged equity and alternative strategies. We note that this Contract and the Transitions Select II Contract impose certain investment restrictions on the Return of Purchase Payment Death Benefit. Please supplementally explain why such disclosure has been removed or reinstate it (*See* Massachusetts Mutual Variable Annuity Separate Account 4, (Form N-4) Registration Statement, File No. 333-202684, at 16-17 nn. 2-3 (Mar. 12, 2015).

13. <u>Owner</u> (p.18): In the fourth paragraph below the referenced caption, please briefly explain any tax consequences that may result from changing the Owner of a Contract or include a cross-reference to where such information may be found in the prospectus.

14. <u>Joint Owner</u> (p. 19): In the first paragraph below the referenced caption, please consider disclosing the age limits applicable to the ROP benefit. Please consider making a conforming change in the paragraph under the caption "Annuitant" on the same page.

15. <u>Non-Qualified Beneficiary Annuity and Beneficiary IRA</u>: On page 19, in bullet four, the disclosure indicates that withdrawals from a Non-Qualified Beneficiary Annuity in excess of minimum required distributions made under the Systematic Withdrawal Program may be subject to a CDSC. On page 35, Item 4 indicates that withdrawals made from such an annuity will not be subject to a CDSC. Please clarify the disclosure to explain the inconsistency. Please make conforming changes to Beneficiary IRAs.

16. <u>Purchase Payments</u>: On page 21, in the second paragraph below the referenced caption, the disclosure indicates that additional Purchase Payments should be sent to a lockbox. Please clarify that the referenced P.O. Box is the lockbox. If appropriate, please identify a lockbox for Purchase Payments sent by Overnight Mail.

17. <u>Accumulation Units</u> (p. 22): In the third paragraph below the referenced caption, the disclosure indicates that Accumulation Unit value is calculated after the Close of Business each Business Day. "Close of Business" is defined to mean "when the NYSE ends regular trading, usually 4:00 p.m. Eastern time." Given that there are circumstances under which the NYSE may close before 4:00 p.m. Eastern time, please clarify the disclosure, including the definition of "Close of Business", to account for such an early closing and clarify that in such circumstances transactions requests after such early closing will be processed at the next available price. Please make conforming changes throughout the registration statement, as appropriate.

18. <u>Transfer Programs/Overview</u> (p.23): In the fourth bullet, please clarify whether only the specific Sub-Accounts that are restricted from the ROP death benefit are excluded from the referenced transfer programs (*i.e.,* funds listed on page 34).

19. <u>Charges and Deductions</u>: In the disclosure on pages 26-29, please clarify when a current charge can change and who will be subject to such change in each case where the disclosure describes a current and maximum charge or deduction.

20. <u>CDSCs</u>: On page 28, in the bottom paragraph, please revise the second bullet for plain English. The current disclosure is confusing and difficult to understand.

21. <u>Return of Purchase Payments Death Benefit Charge</u> (p. 29): In the paragraph below the referenced caption, please explain the method by which you will deduct the charge from the assets in the Sub-Accounts in plain English (*e.g., pro rata*). Please make conforming changes throughout the prospectus, where appropriate.

22. <u>Annuity Payments</u>: On page 30, in the paragraph under the referenced caption, please clarify that annuity payments may vary depending on the type of Annuity Option elected (*e.g.,* Joint and 2/3 Survivor Life Annuity after death of one annuitant).

23. <u>Death of Owner During the Accumulation Phase</u>: On page 33, in item 4, please clarify whether the ROP will be continued if the new spousal Owner was over the age of 75 at the time the Contract was issued.

24. <u>Death Benefit Amount During the Accumulation Phase</u> (p. 33): (i) where appropriate, please consider disclosing your requirements for "due proof of death"; and (ii) please include a brief example of a calculation of the Return of Purchase Payment Death Benefit (including the effect of any adjustments).

25. <u>Return of Purchase Payment Death Benefit Allocation Restrictions</u> (p. 34): Please disclose what will happen to assets invested in the ROP Sub-Accounts upon any modification of the Sub-Account restrictions. For example, please disclose the effects of the imposition of new restrictions on, or termination of the availability of, certain Sub-Accounts in the case where no actions have been taken by Contract Owners. Among other issues, please address whether: (i) the existing Sub-Accounts assets will be automatically reallocated and if so, how; (ii) the changes will result in termination of the ROP; and (iii) the changes will only apply to new Purchase Payments or Transfers. Please also disclose why you would make changes to the Sub-Accounts currently offered to Contract Owners.

Statement of Additional Information

26. <u>Item 18</u>: Please confirm that all information required by Item 18 of Form N-4 has been disclosed, in particular Item 18(e).

27. <u>Unaffiliated Underwriters or Dealers</u>: Please provide the disclosure required by Item 20(d) of Form N-4, if appropriate. We note that the Prospectus indicates that the Contract may be sold through unaffiliated distributors.

Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6815. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at gregoryk@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Keith A. Gregory

Keith A. Gregory
Senior Counsel
Disclosure Review Office